Deal Highlights


Pierre Soulages
(1919 – 2022)
View All (2)

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Initial Offering	$1,221,000
Painting	Peinture 71 x 181 cm, 13 juillet 2011 (2011)
Dimensions	28 x 71
Progress	3%

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Artist Overview

Soualges' Rare Museum Honor

Soulages was one of the most beloved European artists of his time, and received the rare honor of a Louvre retrospective while still alive in 2019. Upon his passing, his funeral was chaired by the French President himself.



13.9% IRR

In 2023, we sold a Pierre Soulages painting for $1.47 million, delivering 13.9% net annualized returns after 845 days held.

Offering Size	$990,000
Sold For	$1,475,000
Days Held	845
Profit from $10K Investment	$3,500 after all fees

Record Price Growth

19%

Pierre Soulages's market has seen significant growth in recent years, with a 19% Annual Record Price Growth Rate based on data from 2000 to 2025.



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Big Name Collectors

Pierre Soulages is collected by some of the biggest collectors in the art world.

Collectors

- Louvre Museum
- Musée d'Art Moderne
- Centre Pompidou
- François Pinault

Offering Details

Our Acquisition Timing

We acquired this work during a down cycle in Soulages' market, and are offering it now as his market has seen four straight quarters of growth, according to our hedonic analyses, positioning this offering for potential long-term growth.



Our Acquisition
4.16
3.37
3.04
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2.75
2.06
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1.37

Prime Example of Famous Series

This is one of Soulages' famous Outrenoir paintings, a series that hangs in major museums worldwide. This painting is a prime example of the series, and was featured in the NYT.


The New York Times

CRITIC'S PICK

A Giant of Painting Sheds New Light on Darkness

In his explorations of black, Pierre Soulages found a link to our sorrows, despair, regrets — our deepest selves.

Pierre Soulages, "Peinture 71 x 181 cm, 13 juillet 2011" (2011). "The surface is like the